SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

Lawrence L. Zusman TTEE for Lawrence L. Zusman Living Trust UAD 2-3-93 and Leonore Zusman TTEE ("Lawrence Zusman") for Leonore Zusman Living Trust UAD 2-3-93 ("Leonore Zusman") collectively controlled TaxSaver Bond Fund during the entire six months ended March 31, 2005. As of March 31, 2005, Lawrence Zusman and Leonore Zusman owned 18.53% and 16.79% of the fund's shares.

State Street Bank and Trust TTEE FBO Core Market ceased to control Shaker Fund during October 2004 after liquidating its entire position in the fund. Lauer & Company, a Partnership ("Lauer"), owned 25.18% the shares of Shaker Fund as of February 28, 2005 and thus controlled the fund as of that date. As of March 31, 2005, Lauer owned 24.92% of the shares of Shaker Fund and thus did not control the fund as of that date. Lauer's brief control of Shaker Fund appears to be due to market fluctuation in the value of the fund's shares.